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                                                         EXHIBIT 2

Agreement and Plan of Merger (included as Appendix "A" to the Proxy Statement Prospectus)

                               OMITTED ANNEXES


     Pursuant to Item 601(b)(2) of Regulation S-K the annexes to Exhibit 2 of this Registration Statement have been omitted.
Set forth below is a list of such omitted annexes.

Annex 1 -    Stock Option Agreement (included as annex to Appendix "A").

Annex 2 -    Schedule of FTNC stock reserved for issuance or with respect to which commitments exist.

Annex 3 -    Schedule of CBTC stock reserved for issuance or with respect to which commitments exist.

Annex 4 -    Significant subsidiaries of FTNC.

Annex 5 -    Significant subsidiaries of CBTC.

Annex 6 -    Unfiled material contracts of FTNC.

Annex 7 -    Unfiled material contracts of CBTC.

Annex 8 -    Amendments to any CBTC Rights Agreement.